UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICATOWNE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03064W 106 (Common Stock)

(CUSIP Number)

Alton Perkins
Chief Executive Officer and President
AMERICATOWNE, INC.
353 E. Six Forks Road, Suite 270, Raleigh, North Carolina 27609

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2014
August 11, 2014
October 8, 2014
November 21, 2014
May 14, 2015

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03064W 106 (Common Stock)

1. Names of Reporting Persons.

Yilaime Corporation
I.R.S. Identification Nos. of above persons (entities only).
46-1594890

Alton & Xiang Mei Lin Perkins Family Trust
I.R.S. Identification Nos. of above persons (entities only).
46-7513804

Yilaime NC
I.R.S. Identification Nos. of above persons (entities only).
46-2811658

Alton Perkins

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO - Yilaime Corporation, a Nevada corporation ("Yilaime") used general operating funds to acquire 10,000,000 shares of common stock in Alpine 5 Inc., the predecessor-in-name to AmericaTowne, Inc. (the "Company") from Richard Chiang, as disclosed in prior filings under the 1934 Exchange Act. On August 11, 2014, the Company entered into a Contribution Agreement with Yilaime resulting in the issuance of 3,000,000 shares of common stock in the Company to Yilaime. Yilaime agreed to contribute to the operations of the Company certain assets previously acquired by Yilaime through an Intellectual Property Assignment Agreement between Mr. Perkins, as Assignee, and Yilaime, as Assignor. The intent of the parties in executing and performing under the Contribution Agreement was to effectuate the tax-free transfer of assets into the Company pursuant to Section 351 of the United States Tax Code. On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime NC. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock. The 3,616,059 shares were issued on May 14, 2015. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. In consideration for services provided to the Company, Alton Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. Prior to issuance, he assigned his rights to those shares to the Alton & Xiang Mei Lin Perkins Family Trust.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

Yilaime is a Nevada corporation. Yilaime NC is a North Carolina corporation, and the Alton & Xiang Mei Lin Perkins Family Trust is a revocable trust formed under the laws of Nevada.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power- 13,750,000 to Yilaime, 5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust, and 3,616,059 to Yilaime NC

8. Shared Voting Power-22,466,426 9. Sole Dispositive Power-13,750,000 to Yilaime, 5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust, and 3,616,059 to Yilaime NC

9. Sole dispositive power - 13,750,000 to Yilaime, 5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust, and 3,616,059 to Yilaime NC

10. Shared Dispositive Power-22,466,426

11. Aggregate Amount Beneficially Owned by Each Reporting Person

13,750,000 to Yilaime
5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust
3,616,059 to Yilaime NC

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

61.2% (Yilaime)
22.7% (Alton & Xiang Mei Lin Perkins Family Trust)
16.1% (Yilaime NC)

14. Type of Reporting Person (See Instructions)

CO-Corporation
CO-Corporation
OO-Trust

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of the Company.

Item 2. Identity and Background

Yilaime Corporation, a Nevada corporation ("Yilaime") used general operating funds to acquire 10,000,000 shares of common stock in Alpine 5 Inc., the predecessor-in-name to AmericaTowne, Inc. (the "Company") from Richard Chiang, as disclosed in prior filings under the 1934 Exchange Act. On August 11, 2014, the Company entered into a Contribution Agreement with Yilaime resulting in the issuance of 3,000,000 shares of common stock in the Company to Yilaime. Yilaime agreed to contribute to the operations of the Company certain assets previously acquired by Yilaime through an Intellectual Property Assignment Agreement between Mr. Perkins, as Assignee, and Yilaime, as Assignor. The intent of the parties in executing and performing under the Contribution Agreement was to effectuate the tax-free transfer of assets into the Company pursuant to Section 351 of the United States Tax Code. On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime NC. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock. The 3,616,059 shares were issued on May 14, 2015. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. In consideration for services provided to the Company, Alton Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. Prior to issuance, he assigned his rights to those shares to the Alton & Xiang Mei Lin Perkins Family Trust.

Item 3. Source and Amount of Funds or Other Consideration

Yilaime Corporation, a Nevada corporation ("Yilaime") used general operating funds to acquire 10,000,000 shares of common stock in Alpine 5 Inc., the predecessor-in-name to AmericaTowne, Inc. (the "Company") from Richard Chiang, as disclosed in prior filings under the 1934 Exchange Act. In consideration for services provided to the Company, Alton Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. He subsequently assigned those shares to the Alton & Xiang Mei Lin Perkins Family Trust. Lastly, 3,616,059 shares were issued to Yilaime Corporation of NC ("Yilaime NC") pursuant to the Stock Exchange Agreement with the Company in consideration for Yilaime NC conveyance of 10,848,178 shares of its restricted common stock to the Company.

Item 4. Purpose of Transaction

The purpose of the transaction between Mr. Chiang and Yilaime was for Yilaime to acquire all issued and outstanding restricted shares of common stock in the Company. The purpose of the transaction between the Company and Yilaime NC was for Yilaime NC to contribute certain tangible and intangible assets to the Company, with the intent of qualifying as a tax-free contribution and exchange pursuant to Section 351 of the United States Tax Code. The purpose behind the Stock Exchange Agreement was to effectuate tax-free reorganization under Section 368 of the Internal Revenue Co. See Item 3, above.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, neither Yilaime Corporation, Yilaime Corp of NC, the Alton & Xiang Mei Lin Perkins Family Trust nor Alton Perkins hold of record any other shares of common stock of the Company except otherwise listed above.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the above entities or Mr. Perkins, or to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, and as disclosed in all prior filings, which are incorporated herein by reference, to the best knowledge of the above entities and Mr. Perkins there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

In further response, the Company acknowledges the delay in making this filing; however, all beneficial ownership has been disclosed in all prior filings.

Item 7. Material to Be Filed as Exhibits

(1) Stock Purchase Agreement
(2) Contribution Agreement
(3) Stock Exchange Agreement
(4) Employment Agreement (Perkins)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yilaime Corporation
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: October 1, 2015

Yilaime Corp of NC
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: October 1, 2015

Alton & Xiang Mei Lin Perkins Family Trust
/s/Alton Perkins
Alton Perkins
Trustee
Date: October 1, 2015

Alton Perkins
/s/Alton Perkins
Alton Perkins
An Individual
Date: October 1, 2015

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)